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                             August 28, 2023

       Kevin Cox
       Chief Executive Officer
       Energys Group Ltd
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August 7,
2023
                                                            CIK 0001971828

       Dear Kevin Cox:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted August 7, 2023

       General

   1. We note the changes you made to your disclosure appearing in the Summary and Risk
                                                        Factor sections
relating to legal risks associated with operating in China, including Hong
                                                        Kong, and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the draft registration statement amendment
                                                        submitted on April 25,
2023 warranting revised disclosure to mitigate the challenges you face and related
disclosures. We note your Hong Kong-based subsidiaries as well as the product sourcing and
research and development that occurs exclusively in China. Based
 Kevin Cox
FirstName LastNameKevin Cox
Energys Group Ltd
Comapany
August 28, NameEnergys
           2023        Group Ltd
August
Page 2 28, 2023 Page 2
FirstName LastName
         upon these China-based operations, we refer you to the Sample Letters to China-Based
         Companies, which sought specific disclosures relating to uncertainties regarding the enforcement of laws and the possibility that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure stating
         that Hong Kong and China   s political and legal systems are evolving
and include inherent
         uncertainties conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of April 25, 2023.
Reorganization, page 2

2. Please clearly disclose the transaction whereby 5% and 6% of EGHL was transferred from
         Sky Shadow to the two minority shareholders, including any compensation, direct or indirect, and the reason for the transfer. Provide similar disclosures for the transfer of shares in Moonglade to Messrs. Cox and Adams. As previously requested in comment
         2, consider providing a diagram reflecting the organizational chart before the reorganization and any interim steps as needed to help investors understand the steps of the reorganization.
Prospectus Summary
Permission Required from Chinese Authorities, page 7

3. We note your response to comment 4 and reissue the comment in part. With respect to any permissions or approvals required from Chinese authorities, including the China
         Securities Regulatory Commission and the Cyberspace Administration of China, please discuss the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals from Chinese authorities, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
Risks Related to Our Business Operations, page 11

4. We note the disclosure in the second risk factor on page 16 that "during the six months ended December 31, 2022, we experienced a net loss of GBP1,034,698 (US$1,249,605)
         and positive cash flows of GBP6,482 (US$7,829)" and "we experienced positive cash flows for the first half of our 2023 fiscal year." Please reconcile with the financial statements which reflect negative cash flows of GBP146,415
(US$176,824).
Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in
China, page 29

5. We note your response to comment 9 and reissue our comment in part. Please specifically discuss the risk to investors in your ordinary shares if your legal protections are limited with respect to your products and your Hong Kong subsidiaries.
 Kevin Cox
Energys Group Ltd
August 28, 2023
Page 3
Enforceability of Civil Liabilities, page 30

6. We note your response to comment 10 and reissue our comment in part. In particular, please add a discussion here and in your risk factors regarding the risks associated with the enforcement of laws with respect to your products manufacturing and intellectual property in Hong Kong and China, including the ability to effect service of process.
         Please revise this section to also discuss the costs and time constraints associated with enforcement of civil liabilities. Similarly revise the risk factor disclosure. Lastly, please disclose in this section, if true, that Mr. Chu is located in Hong Kong. See disclosure on page 20.
Use of Proceeds, page 32

7. We partially reissue comment 11. We note you intend to use a portion of your proceeds to repay certain bank loans. Please disclose the interest rate and maturity of this indebtedness in a pre-effective amendment. See Item 3(c)(4) of Form 20-F as required by
         Item 4 of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Indebtedness, page 43

8. We partially reissue comment 17. Please clearly discuss any material covenants to these agreements. In addition, we note the disclosure that the transfer to Mr. Lau of a 70%
         interest in Shadow Sky by an unaffiliated third party in 2022 may be considered to have constituted a termination event under a credit facility. Please add risk factor disclosure.
9. We reissue comment 18. We note the statement on page 41 that "historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations, financial support from our shareholders or loans from banking facilities." Please provide additional disclosure regarding this statement, given the cash flows table reflects net cash flow used from operations for the past three years, not generated from operations.
"Key factors affecting our performance", page 49

10. We note your statement that your production in China has been impacted by ongoing supply chain disruptions stemming from the pandemic and supplier instability. Please discuss whether these disruptions have materially affected your outlook or business goals
FirstName LastNameKevin Cox
       and quantify, to the extent possible, how your sales, profits, and/or liquidity have been
Comapany    NameEnergys
       impacted.           Group
                  Please also     Ltd whether you have sought alternative
sourcing of your
                              disclose
Augustmaterials
        28, 2023 and
                 Pageconsider
                       3       updating your risk factor disclosure on page 29.
FirstName LastName
 Kevin Cox
FirstName LastNameKevin Cox
Energys Group Ltd
Comapany
August 28, NameEnergys
           2023        Group Ltd
August
Page 4 28, 2023 Page 4
FirstName LastName
Business, page 63

11. We note the revisions made in response to comment 21. Please clarify whether you have arrangements or agreements with the third party finance partners that provide the financing in the Pay from Savings program. If so, please disclose the material terms.
Compensation of Directors and Senior Management/Executive Personnel, page 103

12. We note that Mr. Chu, your CFO, receives no compensation, as reflected in the table on page 103. Please provide clear disclosure of the compensation arrangement or agreement with Mr. Chu.
Exhibits

13. We note your response to comment 17 but are unable to locate your financing agreements among your filed exhibits. Please advise.
       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Celia Velletri